U.S. BANK GLOBAL FUND SERVICES
615 East Michigan Street
Milwaukee, WI 53202

February 19, 2021

VIA EDGAR TRANSMISSION

Ms. Alison White
Senior Counsel, Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re:    MANAGER DIRECTED PORTFOLIOS (the “Trust”)
    Securities Act Registration No: 333-133691
    Investment Company Act Registration No: 811-21897

Dear Ms. White:

Set forth below are the Trust’s responses to your comments on the Trust’s Preliminary Proxy Materials (the “Proxy Statement”) for the Argent Small Cap Fund (the “Fund”) filed on February 1, 2021. The Proxy Statement is in connection with a special meeting of shareholders of the Fund to be held on April 12, 2021 for the purpose of soliciting shareholder approval of an investment advisory agreement between Argent Capital Management LLC (the “Advisor”) and the Trust, on behalf of the Fund.

For your convenience, in reviewing the Trust’s responses, your comments are included in bold typeface, immediately followed by the Trust’s responses. With respect to responses showing revisions made to the Proxy Statement, new language is underlined and deleted language has a ~~strike-through~~.

1.Comment: With regards to Question & Answer (“Q&A”) entitled “How do I vote?,” please include the sentence “If you simply sign and date the Proxy Card but do not indicate a specific vote, your shares will be voted FOR the proposal and to grant discretionary authority to the persons named in the card as to any other matters that properly come before the Special Meeting. Abstentions will be treated as votes AGAINST the proposal” on the Proxy Card, bold face type, pursuant to Rule 14a-4(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Response: The requested change has been made to the Proxy Card.

2.Comment: With respect to the section entitled “Overview of the New Investment Advisory Agreement,” please include the Independent Trustees’ approval of the continuation of the advisory agreement as a non-material difference between the Prior Investment Advisory Agreement and the New Investment Advisory Agreement, as noted in the Q&A Section.

Response: In accordance with our response to comment number 5, below, the Trust has removed the qualifier “non-material” for the avoidance of doubt when describing these changes. The Trust has revised the disclosure as follows:

There are ~~non-material~~ differences between the Prior Investment Advisory Agreement and the New Investment Advisory Agreement regarding the responsibilities of the Advisor with respect to fair valuation, the expenses the Advisor is responsible for, the expenses the Fund is responsible for, ~~and~~ the timing of the payment of the management fee to the Advisor, and the description of the Independent Trustees’ approval of the continuance of the agreement under the 1940 Act.

3.Comment: If applicable, please identify and state the size of any other registered investment company managed by the Advisor using a similar investment objective as the Fund. Please also state the rate of the Advisor’s compensation and describe any applicable waivers or fee reductions, as required by Item 22(c)(10) of Schedule 14A.

Response: The Trust supplementally confirms that the Advisor does not manage any other registered investment companies using a similar investment objective as the Fund.

4.Comment: With respect to the second paragraph in the sub-section entitled “Summary of the New Investment Advisory Agreement and the Prior Investment Advisory Agreement — Payments of Expenses,” the word “including” implies that there are other differences in the payment of expenses. In the alternative, please remove the word “including.”

Response: The Trust has revised the disclosure as follows, including the addition of disclosure to indicate that the Advisor is not responsible for the Fund’s organizational expenses, given that these expenses no longer apply:

~~There are non-material differences between the New Investment Advisory Agreement and the Prior Investment Advisory Agreement related to the payment of expenses including:~~ The following revisions were made to the New Investment Advisory Agreement related to the payment of expenses, in addition to clerical edits: …

~~and~~ (3) … ; and (4) the Prior Investment Advisor Agreement states that the Advisor shall be responsible for the Fund’s organizational expenses; this provision has been removed from the New Investment Advisory Agreement, as organizational expenses are no longer applicable.

5.     Comment: With respect to the second difference described in the second paragraph in the sub-section entitled “Summary of the New Investment Advisory Agreement and the Prior Investment Advisory Agreement — Payments of Expenses,” please provide more detail as to why the Trust considers this change to be a non-material difference. In addition, please supplementally state the total amount paid during the Fund’s most recent fiscal year for the items covered by the clarification and the NAV impact they would have had it those items were paid by the Fund instead of the Advisor.

Response: As detailed below, the Trust believes that each change is non-material because the changes were made for clarity. There has been no change in how the Fund actually calculates expenses, and therefore, there would have been no impact to the Fund’s NAV had the clarifying language been in place during the Fund’s most recent fiscal year. The Trust believes that the disclosure accurately describes that the changes were made for clarification. However, we have removed the qualifier “non-material” from the introductory sentence for the avoidance of doubt.

Prior Investment Advisory Agreement	New Investment Advisory Agreement	Reason for the difference
“The Fund is responsible for and shall assume the obligation for payment of all of its expenses … including but not limited to: …
a pro rata portion of expenditures in connection with meetings of the Fund’s shareholders and the Board of Trustees that are properly payable by the Fund; …”	expenditures in connection with meetings of the Fund’s shareholders and the Board of Trustees that are properly payable by the Fund; …”	Pro rata is an unnecessary qualification because the clause includes “properly payable to the Fund.”
and fees and expenses of members of the Board of Trustees or members of any advisory board or committee who are not members of, affiliated with or interested persons of the Adviser or the Trust; ...”
and a pro rata portion of the fees and expenses of members of the Board of Trustees or members of any advisory board or committee who are not members of, affiliated with or interested persons of the Adviser or the Trust ...”
“Pro rata” is added to clarify the Fund is not responsible for all the fees and expenses of the Independent Trustees, only its portion.
legal, auditing and accounting fees; ...”	legal, auditing and accounting fees allocable to the Fund; ...”	“Allocable to the fund” is added to clarify the Fund is not responsible for all of the Trust’s legal, auditing and accounting fees, only its portion.
all expenses of maintaining and servicing shareholder accounts, including all charges for transfer, shareholder recordkeeping, dividend disbursing, redemption, and other agents for the benefit of the Fund, if any; ...”

all charges for transfer, shareholder recordkeeping, dividend disbursing, redemption, and other agents for the benefit of the Fund, other than any financial intermediary fees paid by the Adviser pursuant to Subparagraph 6(e), below; ...”
Subparagraph 6(e) states that the Advisor must pay for sub-TA service fees above any limit set by the Board. Accordingly, the wording of the Prior Investment Advisory Agreement needed to be clarified because the Fund is not responsible for paying “all” expenses of maintaining and servicing shareholder accounts.

6.    Comment: With respect to the section entitled “Board Recommendation of Approval — Investment Performance of the Fund and the Advisor,” please describe the Trustees’ discussion of the Fund’s performance as compared to the Morningstar Peer Group.

Response: The Trustees noted that the Fund underperformed the Russell 2000 Index and the Morningstar Peer Group average for all time periods reviewed, considered the Advisor’s initiatives to improve performance, and determined that the Board would continue to closely monitor the Fund’s performance.

*	*	*

If you have any questions regarding the enclosed, please do not hesitate to contact the undersigned at alyssa.bernard@usbank.com.

Very truly yours,

/s/ Alyssa M. Bernard
Alyssa M. Bernard
Assistant Vice President
U.S. Bank Global Fund Services

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